Exhibit 99.1
Caesarstone Reports Second Quarter 2024 Financial Results

- Revenue of $119.4 Million -

- Additional Quarter of Positive Cash Flow From Operations of $10.0 Million -

- Strong Balance Sheet with Net Cash Position of $97.7 Million -

- Reaffirms Full Year Outlook to Deliver Positive Operating Cash Flow and Moderates Adjusted EBITDA Expectations -

MP MENASHE, Israel – August 7, 2024 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2024.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “Our improved gross margin in the second quarter compared to last year demonstrates the positive impact of our strategic restructuring actions. Our efforts to optimize our production footprint and strengthen relationships with our manufacturing partners are yielding tangible benefits. We continue to make progress on our strategic transformation, focusing on cost efficiencies, strengthening our sales and marketing efforts, and investing in R&D and innovation. Additionally, during July we increased our stake in Lioli Ceramica to 81%, which underscores our commitment to enhancing our porcelain business. Furthermore, our agreement to sell the undeveloped land parcel at our Richmond Hill Facility reflects our diligent efforts to monetize this asset. As we navigate through the remainder of 2024, we remain focused on improving the trajectory of our profitability while positioning Caesarstone for long-term growth."

Second Quarter 2024 Results

Revenue in the second quarter of 2024 was $119.4 million, compared to $143.7 million in the prior year quarter. On a constant currency basis, second quarter revenue was down 16.3% year-over-year due to lower volumes. Volumes were primarily impacted by global economic headwinds, particularly in renovation and remodeling channels, across the Company’s main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the second quarter of 2024 improved to 22.9% compared to 8.3% in the prior year quarter. Adjusted gross margin in the second quarter was 23.8% compared to 9.6% in the prior year quarter. The increase in gross margin was mainly due to the benefits of an improved production footprint, partially offset by unfavorable product mix. Gross margin in second quarter of 2023 included a number of transitory factors that increased manufacturing unit costs mainly associated with the Sdot-Yam Facility closure and operational investments related to the Australian market.

Operating expenses in the second quarter of 2024 were $36.6 million, or 30.6% of revenue, compared to $58.8 million, or 40.9% of revenue in the prior year quarter. The lower percentage is primarily attributable to the reduction in impairment and restructuring related expenses recorded during the second quarter 2023 in connection with the Sdot-Yam Facility closure. Excluding legal settlements and loss contingencies and restructuring expenses, operating expenses were 28.2% of revenue, compared to 24.3% in the prior year quarter.

Operating loss in the second quarter of 2024 was $9.3 million compared to $46.9 million in the prior year quarter, with the improvement primarily reflecting higher gross margin and the impairment charges recorded in the second quarter of 2023.

Adjusted EBITDA in the second quarter of 2024, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, and other non-recurring items, was a loss of $0.1 million, compared to a loss of $13.4 million in the prior year quarter.

Finance income in the second quarter of 2024 was $1.8 million compared to $1.2 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations and higher income on bank deposits.

Net loss attributable to controlling interest for the second quarter of 2024 was $9.2 million compared to net loss of $52.5 million in the prior year quarter. Net loss per share for the second quarter was $0.27 compared to net loss per share of $1.52 in the prior year quarter. Adjusted diluted net loss per share for the second quarter was $0.14 on 35.0 million shares, compared to adjusted diluted net loss per share of $0.69 in the prior year quarter on 34.6 million shares.

Balance Sheet & Liquidity

During the second quarter of 2024, the Company generated positive cash flow from operations of $10.0 million mainly driven by inventory reductions, compared to operating cash flow of $17.2 million in the second quarter of 2023. As of June 30, 2024, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $103.6 million and total debt to financial institutions of $5.9 million. The Company’s net cash position as of June 30, 2024, was $97.7 million compared to $83.5 million as of December 31, 2023.

On June 26, 2024, Caesarstone entered into an agreement for the sale of 69 acres of undeveloped land associated with its Richmond Hill Facility located in Bryan County for approximately $10.0 million. The transaction is expected to close in the third quarter of 2024 and is subject to due diligence. The Company continues to look for avenues to monetize the remainder of the property, consisting of 51 acres of developed land and associated structures.

Outlook

The Company reaffirms its expectation to deliver positive operating cash flow for the full year 2024, primarily weighted towards the first half of the year. The Company now expects full year adjusted EBITDA to be a loss in the mid-single-digit million-dollar range, mainly due to increased shipping and material costs in the second half of 2024. The Company also reiterates its expectation to realize restructuring-related cost savings of approximately $20.0 million in full year 2024 and $30.0 million thereafter compared to full year 2023.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, August 7, 2024, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone Second Quarter 2024 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10190386. The replay will be available beginning at 12:30 p.m. ET on Wednesday, August 7, 2024 and will last through 11:59 p.m. ET on Wednesday, August 14, 2024.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2023 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$103,572	$91,123
Trade receivables, net	62,671	66,888
Other accounts receivable and prepaid expenses (*)	70,123	25,489
Inventories	108,787	136,446

Total current assets	345,153	319,946

LONG-TERM ASSETS:

Severance pay fund	1,553	1,994
Deferred tax assets, net	3,394	3,061
Long-term deposits and prepaid expenses	4,982	4,961
Operating lease right-of-use assets	113,216	120,156
Property, plant and equipment, net (*)	77,931	123,480
Intangible assets, net	4,853	6,257

Total long-term assets	205,929	259,909

Total assets	$551,082	$579,855

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$5,000	$5,118
Trade payables	37,016	42,848
Related parties	205	257
Short term legal settlements and loss contingencies	19,659	16,106
Accrued expenses and other liabilities	57,291	56,894

Total current liabilities	119,171	121,223

LONG-TERM LIABILITIES:

Long-term bank and other loans	1,308	2,549
Legal settlements and loss contingencies long-term and other liabilities	11,025	11,814
Deferred tax liabilities, net	2,870	3,006
Long-term lease liabilities	105,195	114,146
Accrued severance pay	2,944	3,065
Long-term warranty provision	1,118	1,204

Total long-term liabilities	124,460	135,784

REDEEMABLE NON-CONTROLLING INTEREST	7,804	7,789

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	165,541	164,456
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,633)	(8,402)
Retained earnings	189,385	203,651

Total equity	299,647	315,059

Total liabilities and equity	$551,082	$579,855

(*) In Q2'24 we reclassified $ 41.3M from fixed assets to held for sale assets in accordance with ASC360.

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$119,432	$143,679	$237,724	$294,312
Cost of revenues	92,098	131,811	181,403	252,842

Gross profit	27,334	11,868	56,321	41,470

Operating expenses:
Research and development	1,100	1,549	2,312	2,595
Sales and Marketing	22,554	20,235	44,922	42,060
General and administrative	10,012	13,199	20,317	27,178
Restructuring and Impairment expenses related to long lived assets (*)	90	23,573	90	23,573
Legal settlements and loss contingencies, net	2,831	243	3,536	(1,087)

Total operating expenses	36,587	58,799	71,177	94,319

Operating loss	(9,253)	(46,931)	(14,856)	(52,849)
Finance income, net	(1,848)	(1,188)	(2,554)	(3,524)

Loss before taxes	(7,405)	(45,743)	(12,302)	(49,325)
Tax expenses, net	1,965	6,980	1,991	7,249

Net loss	$(9,370)	$(52,723)	$(14,293)	$(56,574)

Net loss (income) attributable to non-controlling interest	191	253	27	326

Net loss attributable to controlling interest	$(9,179)	$(52,470)	$(14,266)	$(56,248)
Basic net loss per ordinary share	$(0.27)	$(1.52)	$(0.41)	$(1.64)
Diluted net loss per ordinary share	$(0.27)	$(1.52)	$(0.41)	$(1.64)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,536,399	34,514,431	34,535,293	34,511,873
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,536,399	34,514,431	34,535,293	34,511,873

(*) Including long-lived assets impairment and restructuring expenses related to plants closure.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(14,293)	$(56,574)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,638	15,239
Share-based compensation expense	1,085	495
Accrued severance pay, net	321	(118)
Changes in deferred tax, net	(215)	2,617
Capital loss	535	83
Legal settlemnets and loss contingencies, net	3,536	(1,087)
Decrease in trade receivables	3,365	4,546
Decrease (increase) in other accounts receivable and prepaid expenses	(995)	4,939
Decrease in inventories	26,650	65,439
Decrease in trade payables	(6,468)	(26,062)
Decrease in warranty provision	(138)	(91)
Changes in right of use assets	6,468	3,849
Changes in lease liabilities	(9,206)	(6,676)
Contingent consideration related to acquisitions
Amortization of premium and accretion of discount on marketable securities, net	-	-
Changes in Accrued interest related to Marketable Securities	-	-
Decrease in accrued expenses and other liabilities including related parties	(673)	(5,023)
Restructuring expenses and Impairment related to long lived assets	90	23,573
Net cash provided by operating activities	18,700	25,149

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,378)	(4,460)
Proceeds from sale of property, plant and equipment	42	10
Maturity of marketable securities	-	4,800
Increase in long term deposits	(75)	(29)

Net used in investing activities	(4,411)	321

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(1,363)	(22,776)

Net cash used in financing activities	(1,363)	(22,776)

Effect of exchange rate differences on cash and cash equivalents	(477)	219

Increase (decrease) in cash and cash equivalents and short-term bank deposits	12,449	2,913
Cash and cash equivalents and short-term bank deposits at beginning of the period	91,123	52,081

Cash and cash equivalents and short-term bank deposits at end of the period	$103,572	$54,994
Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(369)	18

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$27,334	$11,868	$56,321	$41,470
Share-based compensation expense (a)	24	69	36	137
Amortization of assets related to acquisitions	71	72	142	144
Residual operating expenses related to closed plants after closing	612	1,784	612	1,784
Other non recuring items	345	-	193	-
Adjusted Gross profit (Non-GAAP)	$28,386	$13,793	$57,304	$43,535

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(9,370)	$(52,723)	$(14,293)	$(56,574)
Finance income, net	(1,848)	(1,188)	(2,554)	(3,524)
Taxes on income	1,965	6,980	1,991	7,249
Depreciation and amortization	4,462	7,668	8,942	15,239
Legal settlements and loss contingencies, net (a)	2,831	243	3,536	(1,087)
Contingent consideration adjustment related to acquisition	(106)	87	(81)	165
Share-based compensation expense (b)	500	179	1,085	495
Restructuring expenses and Impairment related to long lived assets (c)	90	23,573	90	23,573
Residual operating expenses related to closed plants after closing	1,047	1,784	1,642	1,784
Other non recuring items	345	-	193	-
Adjusted EBITDA (Non-GAAP)	$(84)	$(13,397)	$551	$(12,680)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Including long-lived assets impairment and restructuring expenses related to plants closure.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(9,179)	$(52,470)	$(14,266)	$(56,248)
Legal settlements and loss contingencies, net (a)	2,831	243	3,536	(1,087)
Contingent consideration adjustment related to acquisition	(106)	87	(81)	165
Amortization of assets related to acquisitions, net of tax	534	491	1,069	1,026
Share-based compensation expense (b)	500	179	1,085	495
Non cash revaluation of lease liabilities (c)	(1,793)	(1,297)	(3,360)	(3,002)
Restructuring expenses and Impairment related to long lived assets (d)	90	23,573	90	23,573.00
Residual operating expenses related to closed plants after closing	1,047	1,784	1,642	1,784.00
Other non recuring items	345	-	193	-
Total adjustments	3,448	25,060	4,174	22,954
Less tax on non-tax adjustments (e)	(672)	(3,531)	(675)	(3,373)
Total adjustments after tax	4,119	28,593	4,849	26,327

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(5,060)	$(23,877)	$(9,417)	$(29,921)
Adjusted loss per share (f)	$(0.14)	$(0.69)	$(0.27)	$(0.87)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Including long-lived assets impairment and restructuring expenses related to plants closure.
(e)	Tax adjustments for the three months ended June 30, 2024 and 2023, based on the effective tax rates.
(f)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2024	2023	2024	2023
	(Unaudited)		(Unaudited)	(Audited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$59,819	$69,411	$120,818	$145,481	(13.8)%	(13.8)%	(17.0)%	(17.0)%
Canada	16,880	20,432	33,436	38,756	(17.4)%	(15.9)%	(13.7)%	(13.1)%
Latin America	133	312	909	818	(57.4)%	(57.5)%	11.1%	11.0%
America's	76,832	90,155	155,163	185,055	(14.8)%	(14.5)%	(16.2)%	(16.0)%

Australia	20,929	26,817	41,075	52,213	(22.0)%	(20.8)%	(21.3)%	(19.2)%
Asia	5,917	6,323	9,825	13,322	(6.4)%	(5.1)%	(26.3)%	(26.0)%
APAC	26,846	33,140	50,900	65,535	(19.0)%	(17.8)%	(22.3)%	(20.6)%

EMEA	12,101	14,288	23,636	30,210	(15.3)%	(14.9)%	(21.8)%	(22.4)%

Israel	3,653	6,096	8,025	13,512	(40.1)%	(38.9)%	(40.6)%	(39.2)%

Total Revenues	$119,432	$143,679	$237,724	$294,312	(16.9)%	(16.3)%	(19.2)%	(18.8)%